UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Financial Statements

On October 29, 2026, FST Corp. (the “Company”) released its unaudited condensed consolidated financial statements as of September 30, 2026 and for the three and nine months ended September 30, 2026. A copy of the unaudited condensed consolidated financial statements of the Company and the management’s discussion and analysis of financial condition and results of operations of the Company as of September 30, 2026 and for the three and nine months ended September 30, 2026 is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and is incorporated herein by reference.

On October 29, 2026, the Company issued a press release announcing the release of its unaudited condensed consolidated financial statements as of September 30, 2026 and for the three and nine months ended September 30, 2026. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibit

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of FST Corp. as of September 30, 2026 and for the three and nine months ended September 30, 2026.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2026.
99.3	Press Release dated October 29, 2026.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: October 29, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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